ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

29 October 2002

02055877

02 NOV -5 AM 8:05

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

11/14

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
29 October 2002 ASX Announcement and Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

29 October 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

RAINOSEK-3 WELL BEING COMPLETED AS PRODUCER

GULF COAST OF USA - RAINOSEK-3 (FAR 20%)

The Rainosek-3 well located in Lavacca County, Texas, has been drilled to a total depth of 8,950 feet. Electric logs have been run in the well together with sidewall cores and formation tests confirming the well capable of production from several intervals with first production planned for late November 2002.

The well is currently being cased for completion in multiple zones in the Upper and Middle Wilcox formations. Three main target zones have been identified, consisting of ten feet of potential pay in the Upper Wilcox at 5,807-12 feet and 5,822-26 feet; ten feet of possible pay at 7430-40 feet, and 21 feet of potential pay in the interval 7835-56 feet. The lowermost interval which is productive in a well over 1,000 feet to the southwest will be completed first and is considered the most important of the various zones identified. Reserve estimates will be undertaken after the well is production tested.

The primary targets of the well, being the Lower Wilcox, were low to the seismic prognosis and calculated wet at this location. At least two high-potential Lower Wilcox locations remain to be tested in the vicinity of the Rainosek-1 producing well, 1500 feet to the east of Rainosek-3.

The forward program will focus on maturation of these for future near-term drilling, and development of the behind-pipe potential in the Edwards, Midcox, Lower Wilcox and Upper Wilcox potential of the Rainosek-1 and Evans-1 wellbores. Up to four locations and/or recompletions are likely to be drilled over the next year, all with excellent low risk potential for shallow-moderate depth reserves, which can be brought on stream reasonably quickly.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator is Texas based Trio Operating Company.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au